Exhibit 99.1

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	June 30,
	2021	2021
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$7,876,367	$174,189
Accounts receivable	2,482,082	3,191,711
Other receivables	8,900	8,900
Prepayments	15,868,966	4,267,827
Total current assets	26,236,315	7,642,627

NON-CURRENT ASSETS
Prepayments	52,000,000	52,000,000
Property, plant and equipment, net	8,335,323	9,160,214
Intangible assets, net	14,663,072	12,272,326
Total non-current assets	74,998,395	73,432,540

Total assets	$101,234,710	$81,075,167

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Other payables and accrued liabilities	$640,005	$517,134
Other payables - related parties	262,598	10,711
Deferred revenue	1,262,674	3,596,821
Total current liabilities	2,165,277	4,124,666

Total liabilities	2,165,277	4,124,666

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Ordinary shares, $0.001 par value, 800,000,000 shares authorized, 146,036,552 and 110,356,629 shares issued and outstanding as of December 31, 2021 and June 30, 2021, respectively	146,037	110,357
Additional paid-in-capital	169,798,379	147,684,772
Deferred stock compensation	(172,421)	(682,383)
Deficit	(70,702,562)	(70,162,245)
Total shareholders’ equity	99,069,433	76,950,501

Total liabilities and shareholders’ equity	$101,234,710	$81,075,167

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	For the Six Months Ended December 31,
	2021	2020

REVENUE	$9,430,508	$2,330,000

COST OF REVENUE	(2,629,781)	(1,936,520)

GROSS PROFIT	6,800,727	393,480

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	(4,426,383)	(2,678,821)
RESEARCH AND DEVELOPMENT EXPENSES	(192,720)	(448,508)
STOCK COMPENSATION EXPENSE	(3,418,148)	(2,261,308)

LOSS FROM OPERATIONS	(1,236,524)	(4,995,157)

OTHER INCOME (EXPENSE), NET
Other income, net	700,000	31,083
Interest income	-	136
Finance expense	(3,793)	(9,676)
TOTAL OTHER INCOME (EXPENSE), NET	696,207	21,543

LOSS BEFORE PROVISION FOR INCOME TAXES	(540,317)	(4,973,614)

PROVISION FOR INCOME TAXES	-	-

NET LOSS	$(540,317)	(4,973,614)

LOSS PER ORDINARY SHARE
Weighted average number of shares:
Basic and diluted	130,499,831	44,837,771

Loss per share:
Basic and diluted	$(0.00)	$(0.11)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Ordinary shares		Additional	Deferred		Total
	Number	Par	paid-in	stock		shareholders’
	of shares	amount	capital	compensation	Deficit	equity
BALANCE, June 30, 2020	25,623,822	$25,624	$69,689,789	$(1,201,183)	$(61,923,732)	$6,590,498

Sale of ordinary shares	17,250,397	17,250	10,323,775	-	-	10,341,025
Ordinary shares issued for warrants conversion	5,327,274	5,327	584,764	-	-	590,091
Ordinary shares issued for acquisition of equipment	6,060,318	6,061	3,811,939	-	-	3,818,000
Ordinary shares issued for services	700,000	700	440,300	(55,125)	-	385,875
Ordinary shares issued for compensation	1,590,000	1,590	1,127,310	-	-	1,128,900
Unvested restricted ordinary shares issued to officer	-	-	522,000	(522,000)	-	-
Forfeiture of unvested restricted ordinary shares	-	-	(308,400)	308,400	-	-
Stock compensation expense	-	-	-	746,533	-	746,533
Net loss	-	-	-	-	(4,973,614)	(4,973,614)

BALANCE, December 31, 2020 (Unaudited)	56,551,811	$56,552	$86,191,477	$(723,375)	$(66,897,346)	$18,627,308

	Ordinary shares		Additional	Deferred		Total
	Number	Par	paid-in	stock		shareholders’
	of shares	amount	capital	compensation	Deficit	equity
BALANCE, June 30, 2021	110,356,629	$110,357	$147,684,772	$(682,383)	$(70,162,245)	$76,950,501

Sale of ordinary shares	31,624,923	31,625	19,209,477	-	-	19,241,102
Ordinary shares issued for compensation	4,055,000	4,055	3,072,130	(45,900)	-	3,030,285
Forfeiture of unvested restricted ordinary shares	-	-	(168,000)	168,000	-	-
Stock compensation expense	-	-	-	387,862	-	387,862
Net loss	-	-	-	-	(540,317)	(540,317)

BALANCE, December 31, 2021 (Unaudited)	146,036,552	$146,037	$169,798,379	$(172,421)	$(70,702,562)	$99,069,433

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Six Months Ended December 31,
	2021	2020

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(540,317)	$(4,973,614)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	864,493	675,506
Amortization	2,354,781	211,600
Stock compensation expense	3,418,148	2,261,308
Gain on debt settlement	-	(25,092)
Changes in operating assets and liabilities
Accounts receivable	709,629	(1,920,000)
Other receivables	-	(95,000)
Prepayments	(11,601,139)	(923,000)
Other payables and accrued liabilities	122,870	113,569
Deferred revenue	(2,334,147)	-
Net cash used in operating activities	(7,005,682)	(4,674,723)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of equipment	(39,602)	(2,000,000)
Purchase of intangible assets	(4,745,527)	(4,863,770)
Net cash used in investing activities	(4,785,129)	(6,863,770)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of ordinary shares, net of offering costs	19,241,102	10,341,025
Proceeds from exercise of warrants	-	590,091
Borrowings from related parties	251,887	-
Net cash provided by financing activities	19,492,989	10,931,116

NET CHANGE IN CASH AND CASH EQUIVALENTS	7,702,178	(607,377)

CASH AND CASH EQUIVALENTS, beginning of period	174,189	988,696

CASH AND CASH EQUIVALENTS, end of period	$7,876,367	$381,319

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest expense	$-	$-
Cash paid for income tax	$-	$-

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES:
Ordinary shares issued for acquisition of equipment	$-	$3,818,000

OTHER NON-CASH TRANSACTIONS:
Other receivables offset with payments for equipment purchase	$-	$1,000,000
Prepayment offset with other payables for debt settlement	$-	$150,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Organization and description of business

Color Star Technology Co., Ltd. (the “Company” or “Color Star”) is an entertainment and education company which provides online entertainment performances and online music education services via its wholly-owned subsidiary, Color China Entertainment Limited (“Color China”).

The Company was founded as an unincorporated business on September 1, 2005, under the name TJS Wood Flooring, Inc., and became a C-corporation in the State of Delaware on February 15, 2007. On April 29, 2008, TJS Wood Flooring, Inc. changed its name to China Advanced Construction Materials Group, Inc. (“CADC Delaware”). On August 1, 2013, CADC Delaware consummated a reincorporation merger with its newly formed wholly-owned subsidiary, China Advanced Construction Materials Group, Inc. (“CADC Nevada”), a Nevada corporation, with CADC Delaware merging into CADC Nevada and CADC Nevada being the surviving company, for the purpose of changing CADC Delaware’s state of incorporation from Delaware to Nevada. On December 27, 2018, CADC Nevada was merged with and into China Advanced Construction Materials Group, Inc. (“CADC Cayman”), a Cayman Islands corporation, whereupon the separate existence of CADC Nevada ceased and CADC Cayman continued as the surviving entity. As a result of the reincorporation, the Company is governed by the laws of the Cayman Islands.

On November 22, 2021, Color China changed its name from “Color China Entertainment Limited” to “Color Sky Entertainment Limited.”

CACM Group NY, Inc.

On August 20, 2018, CACM Group NY, Inc. (“CACM”) was incorporated in the State of New York and is 100% owned by the Company. As of the date of this report, CACM has not commenced any business operations and the Company is currently using CACM as its headquarters in the United States of America.

Baytao LLC (“Baytao”)

On March 10, 2020, CACM entered into a joint venture agreement (the “JV Agreement”) with Baydolphin, Inc. (“Baydolphin”), a company organized under the laws of New York. Pursuant to the JV Agreement,

●	CACM and Baydolphin established a limited liability company under the laws of New York, Baytao, which will be the 100% owner of one or more operating entities in the U.S. to engage in the business of online and offline after-school education.

●	The business of Baytao shall be managed by the Board of Managers of Baytao.

●	CACM shall appoint three designees to the Board of Managers of Baytao and Baydolphin shall appoint two designees. The General Manager of Baytao shall be appointed by CACM and report to the Board of Managers.

●	CACM shall contribute necessary capital for the operating entities to fund their operations and obtain the right to use the software platform and other technologies from Color Star, which will be provided to the JV and its operating entities for no charge to facilitate their operations and provide online classes to their registered students, and Baydolphin shall be responsible for managing these entities with its expertise in after-school education, including but not limited to recruiting and training personnel and implementing all promotional and marketing activities.

●	Eighty percent (80%) of the net profits or net loss of the joint venture will be distributed to or assigned to CACM and the remaining twenty percent (20%) to Baydolphin.

On June 29, 2021, CACM (the “Seller”) entered into a share purchase agreement (the “Agreement”) with Baydolphin (the “Buyer”). Pursuant to the Agreement, the Seller agreed to sell, and the Buyer agreed to purchase 80% of the outstanding equity interest of Baytao for a consideration of $100. Prior to the sale, Baytao had no operation or asset. Upon completion of the sale, Baytao ceased to be a subsidiary of the Company.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Color China

The ongoing COVID-19 pandemic has claimed hundreds of thousands of lives and caused massive global health and economic crisis, while also causing large-scale social and behavioral changes in societies. Online entertainment and online education are experiencing enormous growth which the Company believes will last long after the pandemic. In order to expand the Company’s global reach and to enter into an online business, on May 7, 2020, the Company entered into a Share Exchange Agreement (“Exchange Agreement”) with Color China, a Hong Kong limited company, and shareholders of Color China (the “Sellers”), pursuant to which, among other things and subject to the terms and conditions contained therein, the Company acquired all of the outstanding issued shares in Color China from the sellers (the “Acquisition”). Pursuant to the Exchange Agreement, in exchange for all of the outstanding shares of Color China, the Company agreed to issue 4,633,333 ordinary shares of the Company and pay an aggregate of $2,000,000 to the Sellers. On June 3, 2020, the Acquisition was consummated and the Company issued 4,633,333 ordinary shares of the Company to the Sellers and closed on the same date. Since Color China had no business operations other than holding a significant collection of music performance specific equipment, the transaction has been treated as an acquisition of assets, as it did not meet the definition of a business. The Company plans to make Color China an emerging online performance and online music education provider with a significant collection of performance specific assets -- leveraging professional experience of the Company’s new Chief Executive Officer (“CEO”) who has established good relationships with major record companies, renowned artists and entertainment agencies around the world. Color China is in the process of building an online entertainment and music education platform featuring artists and professional producers as its lead instructors. Color China officially launched its online cultural entertainment platform, Color World, globally on September 10, 2020. The Color World platform (or online education academy App) has not only celebrity lectures, but also celebrity concert videos, celebrity peripheral products, such as celebrity branded merchandise, and artist interactive communication.

Modern Pleasure International Limited

On June 18, 2021, Modern Pleasure International Limited (“Modern Pleasure”), a limited liability company, was incorporated in Hong Kong and is wholly established and owned by the Company. As of the date of this report, Modern Pleasure has not commenced operations.

Color Metaverse Pte. Ltd.

On February 21, 2022, Color Metaverse Pte.Ltd (“Color Metaverse”), a private company limited by shares, was incorporated in Singapore and is wholly established and owned by the Company. As of the date of this report, Color Metaverse has not commenced operations.

Note 2 – Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). These consolidated financial statements include the accounts of all the directly and indirectly owned subsidiaries listed below. All intercompany transactions and balances have been eliminated in consolidation. Interim results are not necessary indicative of results of a full year. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary to give a fair presentation have been included. The information in this Form 6-K should be read in conjunction with information in the annual report for the fiscal year ended June 30, 2021 on Form 20-F filed with the SEC on November 1, 2021.

Principles of consolidation

The consolidated financial statements reflect the activities of the following subsidiaries. All material intercompany transactions and balances have been eliminated.

Subsidiaries	Place incorporated	Ownership percentage
CACM	New York, USA	100%
Color China	Hong Kong	100%
Modern Pleasure	Hong Kong	100%

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. The significant estimates and assumptions made in the preparation of the Company’s consolidated financial statements include the allowance for doubtful accounts of other receivables, prepayments and advances and deferred income taxes, stock-based compensation, and fair value and useful lives of property, plant and equipment and intangibles assets. Actual results could be materially different from those estimates.

Revenue recognition

The Company follows the Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (ASC 606) to recognize its revenue for all period presented. The core principle underlying this ASU is that the Company recognizes its revenue to represent the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This requires the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer. The Company’s revenue streams to be recognized at a point in time comprise principally of music performance performed or education services provided. The Company’s revenue streams to be recognized over a period of time comprise of its platform subscribed membership fees which is recognized over the subscription period.

The ASU requires the use of a five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation. The application of the five-step model to the revenue streams compared to the prior guidance did not result in significant changes in the way the Company records its revenue. Upon adoption, the Company evaluated its revenue recognition policy for all revenue streams within the scope of the ASU under previous standards and using the five-step model under the new guidance and confirmed that there were no material differences in the pattern of revenue recognition.

The Company accounts for a contract with a customer when the contract is committed in writing, the rights of the parties, including payment terms, are identified, the contract has commercial substance and consideration to collect is substantially probable.

With the acquisition of Color China, the Company plans to offer the following services:

(a)	Online education academy

The Company earns revenues from its customers for subscription and tuition fees in connection with online courses to be instructed by individuals with extensive experience in the entertainment and/or music industries. The Company offers membership services to subscribing members with various privileges, which primarily include access to free courses, exclusive VIP courses, on-demand contents (such as online concerts), and others.

When the receipt of membership fees is for services to be delivered over a period of time, the receipt is initially recorded as “deferred revenue” on the consolidated balance sheets and revenue is recognized ratably over the membership period as services are rendered, usually one year. Membership services revenue also includes fees earned from subscribing members for on-demand content purchases and early access to premium content. The Company is principal in its relationships where its partners, including artist agents, mobile operators, internet service providers and online payment agencies, provide access to the membership services or payment processing services as the Company retains control over its service delivery to its subscribing members. Typically, payments made to its partners, are recorded as cost of revenues and as research and development expenses prior to any revenues being generated in this revenue stream.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(b)	Online concert

The Company holds online concerts with its star partners. Sale of online concert via subscription fee is accounted for as a single performance obligation which is satisfied at a point in time on the day of the event. Online concert subscription fees are recognized net of App payment collections agent service fee. All ticket sales are final upon payment.

As a practical expedient, the Company elects to record the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less.

Disaggregated information of revenues by services are as follows:

	For the Six Months Ended
	December 31,
	2021	2020

Online music education academy subscription	$9,430,508	$-
Online concert subscription	-	2,330,000
Total revenue	$9,430,508	$2,330,000

Financial instruments

US GAAP specifies a hierarchy of valuation techniques for determining the fair value of financial instruments and related fair value measurements based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). The valuation hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In accordance with FASB ASC 820, the following summarizes the fair value hierarchy:

 The three levels of inputs are defined as follows:

Level 1	inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets;

Level 2	inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument;

Level 3	inputs to the valuation methodology are unobservable.

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Cash and cash equivalents

The Company considers all highly liquid investments with the original maturity of three months or less at the date of purchase to be cash equivalents.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Other receivables

Other receivables primarily include security deposit and prepayment for online concert productions to be refunded. Management regularly reviews the age of these receivables and changes in payment trends and will record an allowance for uncollectible balances when management believes collection of amounts due is at risk. Accounts considered uncollectible are written off against the allowance after exhaustive efforts at collection are made.

Prepayments, current

Prepayments, current include funds deposited or advanced to outside vendors for future performance obligations, program license fees and service fees. As a standard practice in the music performance industry, many of the Company’s vendors require a certain amount to be deposited with them as a guarantee that the Company will complete its purchases on a timely basis. The Company has legally binding contracts with its vendors, the prepayments will be used to offset performance fees, program license fees, purchase price or service fees, and the amounts are refundable and bear no interest if outside vendors breach the contracts.

Prepayments, non-current

Prepayments, non-current represent cash deposited or advanced for software development expenditure.

Property, plant and equipment

Property, plant and equipment are stated at cost or at fair value of the identifiable assets acquired on the acquisition date less accumulated depreciation and impairment loss. Expenditures for maintenance and repairs are charged to operations as incurred while additions, renewals and improvements are capitalized. Depreciation is provided over the estimated useful life of each class of depreciable assets and is computed using the straight-line method with 0%-5% residual value.

The estimated useful lives of assets are as follows:

Useful life
Performance equipment	10 years
Office equipment	5 years

Intangible assets, net

Intangible assets are stated at cost, less accumulated amortization. Amortization expense is recognized on the straight-line basis over the estimated useful lives of the assets. The Company has obtained copyrights to use the online education academy courses for 3 years to unlimited years. The Company amortizes the copyrights with limited useful life over their useful life using the straight-line method and amortizes the copyrights with unlimited useful life over 5 years, which the copyrights are expected to contribute to the revenue of the Company’s online education academy App.

Accounting for long-lived assets

The Company classifies its long-lived assets into: (i) performance equipment, (ii) office equipment and (iii) intangible assets.

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be fully recoverable. It is possible that these assets could become impaired as a result of technological or other industry changes. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

If the value of an asset is determined to be impaired, the impairment to be recognized is measured in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or the fair value, less disposition costs.

There were no impairment charges for the six months ended December 31, 2021 and 2020.

Competitive pricing pressures and changes in interest rates could materially and adversely affect the Company’s estimates of future net cash flows to be generated by the long-lived assets, and thus could result in future impairment losses.

Deferred revenue

Deferred revenue represents the Color World Platform subscription fees collected from its members in advance of the revenue being recognized in accordance with the Company’s revenue recognition policy as discussed above.

Leases

The Company accounts for leases in accordance with ASC 842 “Leases”. Operating lease right-of-use (“ROU”) assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Since the implicit rate for the Company’s leases is not readily determinable, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its operating lease ROU assets to be comparable to the useful life of similar owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

Leases with an initial term of 12 months or less are not recorded on the balance sheet as operating lease ROU assets and lease liabilities.

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated operating lease payments in the undiscounted future pre-tax cash flows.

As of December 31, 2021 and June 30, 2021, the Company does not have any lease with an initial term of more than 12 months.

Stock-based compensation

The Company records stock-based compensation expense for employees at fair value on the grant date and recognizes the expense over the employee’s requisite service period. The Company’s expected volatility assumption is based on the historical volatility of the Company’s stock. The expected life assumption is primarily based on historical exercise patterns and employee post-vesting termination rate. The risk-free interest rate for the expected term of an option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend yield is based on the Company’s current and expected dividend policy.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Company records stock-based compensation expense for non-employees at fair value on the grant date and recognizes the expense over the service provider’s requisite service period.

Income taxes

The Company accounts for income taxes in accordance with FASB ASC 740, “Income Taxes,” which requires the Company to use the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between financial statement carrying amounts and the tax bases of existing assets and liabilities and operating loss and tax credit carry forwards. Under this accounting standard, the effect on deferred income taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if it is more likely than not that some portion, or all of, a deferred tax asset will not be realized.

ASC 740-10, “Accounting for Uncertainty in Income Taxes,” defines uncertainty in income taxes and the evaluation of a tax position as a two-step process. The first step is to determine whether it is more likely than not that a tax position will be sustained upon examination, including the resolution of any related appeals or litigation based on the technical merits of that position. The second step is to measure a tax position that meets the more-likely-than-not threshold to determine the amount of benefit to be recognized in the financial statements. A tax position is measured at the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent period in which the threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not criteria should be de-recognized in the first subsequent financial reporting period in which the threshold is no longer met. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. United States federal, state and local income tax returns for the years of 2020 and 2021 are subject to examination by any applicable tax authorities.

Earnings (loss) per share

The Company reports earnings (loss) per share in accordance with U.S. GAAP, which requires presentation of basic and diluted earnings (loss) per share in conjunction with the disclosure of the methodology used in computing such earnings per share. Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average common shares outstanding during the period.  Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts, such as warrants, options, restricted stock-based grants and convertible preferred stock, to issue ordinary shares were exercised and converted into ordinary shares. Ordinary share equivalents having an anti-dilutive effect on earnings per share are excluded from the calculation of diluted earnings per share.

Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase ordinary shares at the average market price during the period. When the Company has a loss, no potential dilutive items are included since they would be antidilutive.

Stock dividends or stock splits are accounted for retroactively if the stock dividends or stock splits occur during the period, or retroactively if the stock dividends or stock splits occur after the end of the period but before the release of the financial statements, by considering it effective as of the beginning of the earliest period presented.

Recent Accounting Pronouncements

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments—Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments— Credit Losses—Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. ASU 2019-05 is effective for the Company for annual and interim reporting periods beginning July 1, 2023 as the Company is qualified as a smaller reporting company. The Company is currently evaluating the impact ASU 2019-05 may have on the Company’s consolidated financial statements.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In January 2020, the FASB issued ASU 2020-01 to clarify the interaction of the accounting for equity securities under ASC 321 and investments accounted for under the equity method of accounting in ASC 323 and the accounting for certain forward contracts and purchased options accounted for under ASC 815. With respect to the interactions between ASC 321 and ASC 323, the amendments clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting when applying the measurement alternative in ASC 321, immediately before applying or upon discontinuing the equity method of accounting. With respect to forward contracts or purchased options to purchase securities, the amendments clarify that when applying the guidance in ASC 815-10-15-141(a), an entity should not consider whether upon the settlement of the forward contract or exercise of the purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in ASC 323 or the fair value option in accordance with ASC 825. The ASU is effective for interim and annual reporting periods beginning after December 15, 2020. Early adoption is permitted, including adoption in any interim period. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

Note 3 – Accounts receivable

Accounts receivable consisted of the following:

	December 31, 2021	June 30, 2021
	(Unaudited)
Color World platform subscription fees due from App payment collections agent	$2,482,082	$3,191,711

No provision for allowance on doubtful accounts was recognized for the six months ended December 31, 2021 and 2020.

Note 4 – Other receivables

Other receivables consisted of the following:

	December 31, 2021	June 30, 2021
	(Unaudited)
Rent deposit	$8,900	$8,900
Total	$8,900	$8,900

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 5 – Prepayments

Prepayments, current, consisted of the following:

	December 31, 2021	June 30, 2021
	(Unaudited)
Prepayment for online concert productions	$6,698,000	$1,648,000
Prepayment for live concert productions	5,000,000	-
Prepayment for program license fees	-	2,615,527
Prepayment for rent	4,300	4,300
Prepayment for advertisement	4,166,666	-
Total	$15,868,966	$4,267,827

Prepayments, non-current, consisted of the following:

	December 31, 2021	June 30, 2021
	(Unaudited)
Prepayment for software development expenditure	$52,000,000	$52,000,000

Note 6 – Property, plant and equipment, net

Property, plant and equipment consist of the following:

	December 31, 2021	June 30, 2021
	(Unaudited)
Performance equipment	$10,637,926	$10,637,926
Office equipment	78,079	38,477
Total	10,716,005	10,676,403
Less: Accumulated depreciation	(2,380,682)	(1,516,189)
Carrying amount	$8,335,323	$9,160,214

Depreciation expense was $864,493 and $675,506 for the six months ended December 31, 2021 and 2020 respectively.

Note 7 – Intangible assets, net

Intangible assets consist of the following:

	December 31, 2021	June 30, 2021
	(Unaudited)
Copyrights of online education academy courses	$19,198,770	$14,453,243
Less: Accumulated amortization	(4,535,698)	(2,180,917)
Carrying amount	$14,663,072	$12,272,326

Amortization expense was $2,354,781 and $211,600 for the six months ended December 31, 2021 and 2020 respectively.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 8 – Related party transactions

Other payables – related parties

Other payables – related party consisted of the following:

Name of Related Party	Relationship	Nature	December 31, 2021	June 30, 2021
			(Unaudited)
Weili He	Former Chief Financial Officer (“CFO”) of the Company who held less than 5% of the Company ordinary shares currently	Salary Payable	$10,711	$10,711
Hui Xu	General Manager of CACM	Interest-free loan, due on demand	250,000	-
Jehan Zeb Khan	Director and Co-Acting CEO of the Company	Interest-free loan, due on demand	1,887	-
Total			$262,598	$10,711

Note 9 – Deferred revenue

	December 31, 2021	June 30, 2021
	(Unaudited)
Color World platform subscription fees collected in advance of revenue recognition	$1,262,674	$3,596,821

Note 10 – Leases

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which result in an economic penalty.

The Company has a lease agreement for office space in New York from June 1, 2020 through May 31, 2021, with annual payments of $46,896 and converted to month to month lease in June 2021 and terminated the month to month lease on October 2021. The Company has a new lease agreement for office space in New York from July 1, 2021 through June 30, 2022, with a rental fee of $3,300 per month. The Company did not recognize the operating lease ROU assets and lease liabilities on the balance sheet as this lease has an initial term of 12 months or less. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The leases generally do not contain options to extend at the time of expiration.

The one-year maturity of the Company’s lease obligations is presented below:

Twelve Months Ending December 31,	Operating Lease Amount
2022	$19,800
Total lease payments	$19,800

Operating lease expenses are included in general and administrative expenses. Total operating lease expenses were approximately $32,580 and $47,000 for the six months ended December 31, 2021 and 2020, respectively.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 11 – Income taxes

(a)	Corporate income tax

Color Star

Under the current laws of the Cayman Islands, Color Star is not subject to tax on income or capital gains. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

CACM

CACM is organized in the New York State in the United States. CACM had no taxable income for the U.S. income tax purposes for the six months ended December 31, 2021 and 2020. The applicable tax rate is 21.0% for federal and 7.1% for New York State with an effective tax rate of 26.6%.

Color China and Modern Pleasure

Color China and Modern Pleasure are organized in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. The Company did not make any provisions for Hong Kong Profits Tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax law, Color China is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Loss before provision for income taxes consisted of:

	For the six months ended December 31, 2021	For the six months ended December 31, 2020
	(Unaudited)	(Unaudited)
Cayman	$(182,935)	$(3,642,271)
United States	(357,382)	(386,621)
Hong Kong	-	(944,722)
	$(540,317)	$(4,973,614)

Significant components of deferred tax assets were as follows:

	December 31, 2021	June 30, 2021
	(Unaudited)
Deferred tax assets
Net operating loss carryforward in the U.S.	373,237	278,531
Net operating loss carryforward in Hong Kong	95,253	95,253
Valuation allowance	(468,490)	(373,784)
Total net deferred tax assets	$-	$-

As of December 31, 2021 and June 30, 2021, CACM’s net operating loss carry forward for the U.S. income taxes was approximately $1.3 million and $0.9 million, receptively. The net operating loss carry forwards are available to reduce future years’ taxable income for unlimited years but limited to 80% use per year. Management believes that the realization of the benefits from these losses appears uncertain due to the Company’s operating history and continued losses in the U.S. If the Company is unable to generate taxable income in its United States operations, it is more likely than not that it will not have sufficient income to utilize its deferred tax assets. Accordingly, the Company has provided a 100% valuation allowance on its net deferred tax assets of approximately $373,000 and $279,000 related to its U.S. operations as of December 31, 2021 and June 30, 2021, respectively.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and June 30, 2021, Color China and Modern Pleasure’s net operating loss carry forward for the Hong Kong income taxes was approximately $0.6 million and $0.6 million, receptively. The net operating loss carry forwards are available to reduce future years’ taxable income for unlimited years. Management believes that the realization of the benefits from these losses appears uncertain due to the Company’s operating history and continued losses in Hong Kong. If the Company is unable to generate taxable income in its Hong Kong operations, it is more likely than not that it will not have sufficient income to utilize its deferred tax assets. Accordingly, the Company has provided a 100% valuation allowance on its net deferred tax assets of approximately $95,000 and $95,000 related to its Hong Kong operations as of December 31, 2021 and June 30, 2021, respectively.

Changes in the valuation allowance for deferred tax assets increased by $94,706 from $373,784 on June 30, 2021 to $468,490 on December 31, 2021. Changes in the valuation allowance for deferred tax assets increased by $239,269 from $134,515 on June 30, 2020 to $373,784 on June 30, 2021.

(b)	Uncertain tax positions

There were no uncertain tax positions as of December 31, 2021 and June 30, 2021, and management does not anticipate any potential future adjustments which would result in a material change to its tax positions. For the six months ended December 31, 2021 and 2020, the Company did not incur any tax related interest or penalties.

Note 12 – Shareholders’ equity

Increase in Authorized Shares

On November 18, 2020, the Company’s shareholders approved to the authorized share capital of the Company be increased from US$75,000 divided into 75,000,000 ordinary shares of a par value of US$0.001 each to US$200,000 divided into 200,000,000 ordinary shares of a par value of US$0.001 each by the creation of an additional 125,000,000 ordinary shares of a par value of US$0.001 each to rank pari passu in all respects with the existing ordinary shares. On December 1, 2021, the Company’s shareholders approved to the authorized share capital of the Company be increased from US$200,000 divided into 200,000,000 ordinary shares of a par value of US$0.001 each to US$800,000 divided into 800,000,000 ordinary shares of a par value of US$0.001 each by the creation of an additional 600,000,000 ordinary shares of a par value of US$0.001 each to rank pari passu in all respects with the existing ordinary shares.

Sale of Ordinary Shares

In July 2020, the Company sold 3,225,000 ordinary shares and warrants to purchase up to 2,096,252 ordinary shares with an exercise price of $1.50 for total proceeds of approximately $3.8 million, net of offering cost of approximately $0.4 million to certain institutional investors. The purchase price for each share and the corresponding warrant is $1.30. The issuance was completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

In September 2020, the Company entered into an agreement to sell a Purchaser an aggregate of up to 3,174,603 ordinary shares for gross proceeds of up to approximately $2 million. The shares shall be issued in four separate installments. The first installment of $500,000 worth of shares, or 793,651 shares to be issued at $0.63 per share, was closed on September 9, 2020. The Company also agreed to issue 31,746 Ordinary Shares to the Purchaser as additional consideration for the purchase of the shares on September 9, 2020. The Company received total proceeds of $460,000, net of offering cost of $40,000 for the first installment. The issuance was completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended. As of the date of this report, the Company is not certain that the Purchaser will proceed with the remaining three installments.

In September 2020, the Company sold 13,200,000 ordinary shares and warrants to purchase up to 11,880,000 ordinary shares with an exercise price of $0.55 for total proceeds of approximately $6.0 million, net of offering cost of approximately $0.6 million to certain institutional investors. The purchase price for each share and the corresponding warrant is $0.50. The issuance was completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

On February 18, 2021, the Company entered into certain securities purchase agreement (the “SPA”) with certain non-U.S. Persons (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended pursuant to which the Company agreed to sell an aggregate of 20,000,000 units. Each unit consists of one restrictive ordinary share of the Company, par value $0.001 per share and a warrant to purchase one share with an initial exercise price of $1.34 per share, at a price of $1.30 per unit, for an aggregate purchase price of $26,000,000 (the “Offering”). The warrants are exercisable immediately upon the date of issuance at an initial exercise price of $1.34 per share, for cash (the “Warrant Shares”). The warrants may also be exercised cashlessly if at any time after the three-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire three years from its date of issuance. The warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions. The net proceeds of the Offering were used to upgrade the Company’s software application, or Color Star APP, with artificial intelligence, augmented reality, and mixed reality technologies.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

On March 25, 2021, the Company entered into a Securities Purchase Agreement (the “First Purchase Agreement”) with Wang MinYe (the “First Purchaser”), pursuant to which the Company agreed to sell to the First Purchaser in a private placement 3,000,000 ordinary shares (the “Wang Shares”) of the Company, par value $0.001 per share, at a purchase price of $1.30 per share for an aggregate offering price of $3,900,000 (the “First Private Placement”). The First Private Placement will be completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

On March 25, 2021, the Company entered into a Securities Purchase Agreement (the “Second Purchase Agreement”) with Lin YiHan (the “Second Purchaser”), pursuant to which the Company agreed to sell to the Second Purchaser in a private placement 3,500,000 ordinary shares (the “Lin Shares”) of the Company, par value $0.001 per share, at a purchase price of $1.30 per share for an aggregate offering price of $4,550,000 (the “Second Private Placement”). The Second Private Placement will be completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

On March 27, 2021, the Company entered into a Securities Purchase Agreement (the “Third Purchase Agreement”) with Zubair Ahsan (the “Third Purchaser”), pursuant to which the Company agreed to sell to the First Purchaser in a private placement 3,000,000 ordinary shares of the Company, par value $0.001 per share, at a purchase price of $1.30 per share for an aggregate offering price of $3,900,000 (the “Third Private Placement”). The Third Private Placement will be completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

On March 27, 2021, the Company entered into a Securities Purchase Agreement (the “Fourth Purchase Agreement”) with Ullah Sabar (the “Fourth Purchaser”), pursuant to which the Company agreed to sell to the Second Purchaser in a private placement 3,500,000 ordinary shares of the Company, par value $0.001 per share, at a purchase price of $1.30 per share for an aggregate offering price of $4,550,000 (the “Fourth Private Placement”). The Fourth Private Placement will be completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

On March 27, 2021, the Company entered into a Securities Purchase Agreement (the “Fifth Purchase Agreement”) with Li Yan (the “Fifth Purchaser”), pursuant to which the Company agreed to sell to the Fifth Purchaser in a private placement 3,500,000 ordinary shares of the Company, par value $0.001 per share, at a purchase price of $1.30 per share for an aggregate offering price of $4,550,000 (the “Fifth Private Placement”). The Fifth Private Placement will be completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

On March 27, 2021, the Company entered into a Securities Purchase Agreement (the “Sixth Purchase Agreement”) with Ahmed Muhammad Abrar (the “Sixth Purchaser”), pursuant to which the Company agreed to sell to the Sixth Purchaser in a private placement 3,500,000 ordinary shares of the Company, par value $0.001 per share, at a purchase price of $1.30 per share for an aggregate offering price of $4,550,000 (the “Sixth Private Placement”). The Sixth Private Placement will be completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

On September 24, 2021, the Company and certain institutional investors entered into a securities purchase agreement (“SPA”), pursuant to which the Company agreed to sell such institutional investors units with each unit consisting of one ordinary share and one warrant to purchase 0.7 ordinary share, at a purchase price of $0.68 per unit, for net proceeds of approximately $19.2 million (the “Offering”). An aggregate of 31,624,923 ordinary shares and warrants to purchase an aggregate of 22,137,448 ordinary shares (the “Investor Warrants”) were agreed to be issued to the investors under the SPA.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Restricted Stock Grants

Restricted stock grants are measured based on the market price on the grant date. The Company has granted restricted ordinary shares to the members of the board of directors (the “Board”), senior management and consultants.

In July 2020, the Board granted an aggregate of 300,000 restricted ordinary shares, which were issued with a fair value of $522,000 to the current Co-Acting CEO (“Co-Acting CEO”) of the Company. These shares will vest quarterly over the required service period of one year starting from July 17, 2020 to July 16, 2021.

In June 2021, the Board granted an aggregate of 400,000 restricted ordinary shares, which were issued with a fair value of $448,000 to Mr. Basil Wilson, the former CEO, and to Mr. Biao Lu, the current Co-Acting CEO, of the Company. These shares will vest quarterly over the required service period of one year starting from June 16, 2021 to June 15, 2022. On December 13, 2021, Basil Wilson resigned from his positions as the CEO and chairman of the board of directors. As a result, he had forfeited 150,000 unvested restricted ordinary shares with an initial fair value of $168,000.

In December 2021, the Board granted an aggregate of 100,000 restricted ordinary shares, which were issued with a fair value of $45,900 to Sir Lucas Capetian, the former CEO. These shares will vest quarterly over the required service period of one year starting from December 13, 2021 to December 12, 2022. In March 2022, all of these shares were deemed fully vested upon the approval by the Compensation Committee of the Board of Directors of the Company.

For the six months ended December 31, 2021 and 2020, the Company recognized approximately $0.4 million and $0.7 million compensation expense related to restricted stock grants, respectively.

Following is a summary of the restricted stock grants:

Restricted stock grants	Shares	Weighted Average Grant Date Fair Value Per Share	Aggregate Intrinsic Value
Unvested as of June 30, 2020	555,000	$2.06	$471,750
Forfeited	(120,000)	$2.57	-
Granted	700,000	$1.39	-
Vested	(649,167)	$1.87	-
Unvested as of June 30, 2021	485,833	$1.40	-
Forfeited	(150,000)	$1.12	-
Granted	100,000	$0.46	-
Vested	(264,167)	$1.47	-
Unvested as of December 31, 2021 (Unaudited)	171,666	$1.00	$-

Ordinary Shares Issued for Compensation

In December 2020, the Board granted an aggregate of 1,590,000 ordinary shares, which were issued with a fair value of $1,128,900, determined using the closing price of $0.71 on December 24, 2020, to thirteen employees under the 2019 Plan. These shares vested immediately upon grant.

In January 2021, the Board granted an aggregate of 2,160,000 ordinary shares, which were issued with a fair value of $1,836,000, determined using the closing price of $0.85 on January 28, 2021, to thirteen employees under the 2019 Plan. These shares vested immediately upon grant.

In March 2021, the Board granted an aggregate of 1,380,000 ordinary shares, which were issued with a fair value of $1,131,600, determined using the closing price of $0.82 on March 16, 2021, to nine employees under the 2019 Plan. These shares vested immediately upon grant.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In August 2021, the Board granted an aggregate of 3,755,000 ordinary shares, which were issued with a fair value of $3,030,285, determined using the closing price of $0.807 on August 9, 2021, to twenty-one employees under the 2021 Plan. These shares vested immediately upon grant.

For the six months ended December 31, 2021 and 2020, the Company recorded approximately $3.0 million and $1.1 million stock compensation expense related to ordinary shares grants, respectively.

Ordinary Shares Issued for Services

In October 2020, the Board granted an aggregate of 700,000 ordinary shares with a fair value of $441,000, determined using the closing price of $0.63 on October 15, 2020, to two service providers. The value of these shares is being amortized over the service from October 15, 2020 to February 10, 2021.

For the six months ended December 31, 2021 and 2020, the Company amortized approximately $0 and $0.4 million stock compensation expense related to services, respectively.

Ordinary Shares Issued for Acquisitions

In August 2020, the Company issued 6,060,318 ordinary shares to a third party to purchase certain machinery and equipment for stage performance and the ordinary shares were valued using the closing price of the Company’s ordinary shares on August 20, 2020 at $0.63 per share.

In February 2021, the Company issued 1,814,818 ordinary shares to a third party to purchase certain copyrights to be used in the Company’s Color World platform and the ordinary shares were valued using the closing price of the Company’s ordinary shares on January 29, 2021, last trading day prior to the acquisition at $0.85 per share.

Conversion of Warrants into Ordinary Shares

During the six months ended December 31, 2020, the Company’s warrants holders converted a total of 5,327,274 warrants into a total of 5,327,274 ordinary shares at a weighted exercise price of $0.60 per share for gross proceeds of approximately $5.2 million.

Warrants

In a connection with the private placement in July 2020 for the sale of 3,225,000 ordinary shares, the Company also sold warrants (“Direct Offering Warrants”) to purchase an aggregate of up to an aggregate of 2,096,252 ordinary shares to certain institutional investors on July 20, 2020. The warrants are exercisable immediately, at an exercise price of $1.50 per Ordinary Share and expire 5.5 years from the date of issuance. The fair value of this Direct Offering Warrants was $2,901,119, which was considered a direct cost of the direct offering and included in additional paid-in capital. The fair value has been estimated using the Black-Scholes pricing model with the following assumptions: market value of underlying share of $1.59, risk free rate of 0.34%; expected term of 5.5 years; exercise price of the warrants of $1.50, volatility of 128%; and expected future dividends of 0%.

In a connection with the private placement in September 2020 for the sale of 13,200,000 ordinary shares, the Company also sold warrants (“Direct Offering Warrants”) to purchase an aggregate of up to an aggregate of 11,880,000 ordinary shares to certain institutional investors on September 15, 2020. The warrants are exercisable immediately, at an exercise price of $0.55 per Ordinary Share and expire 5.5 years from the date of issuance. The fair value of this Direct Offering Warrants was $8,403,557, which was considered a direct cost of the direct offering and included in additional paid-in capital. The fair value has been estimated using the Black-Scholes pricing model with the following assumptions: market value of underlying share of $0.79, risk free rate of 0.32%; expected term of 5.5 years; exercise price of the warrants of $0.55, volatility of 130%; and expected future dividends of 0%.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

On February 18, 2021, the Company entered into certain securities purchase agreement (the “SPA”) with certain non-U.S. Persons (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended pursuant to which the Company agreed to sell an aggregate of 20,000,000 units. Each unit consists of one restrictive ordinary share of the Company and a warrant (“SPA Warrants”) to purchase one share with an initial exercise price of $1.34 per share. The SPA Warrants are exercisable immediately upon the date of issuance at an initial exercise price of $1.34 per Share, for cash (the “Warrant Shares”). The SPA Warrants may also be exercised cashlessly if at any time after the three-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The SPA Warrants shall expire three years from its date of issuance. The SPA Warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions. The SPA Warrants are exercisable immediately, at an exercise price of $1.34 per Ordinary Share and expire 3.0 years from the date of issuance. The fair value of the SPA Warrants was $15,898,047, which was considered a direct cost of the sale of SPA and included in additional paid-in capital. The fair value has been estimated using the Black-Scholes pricing model with the following assumptions: market value of underlying share of $1.06, risk free rate of 0.21%; expected term of 3.0 years; exercise price of the warrants of $1.34, volatility of 141%; and expected future dividends of 0%.

On September 24, 2021, the Company and certain institutional investors entered into a securities purchase agreement (“SPA”), pursuant to which the Company agreed to sell such institutional investors units with each unit consisting of one ordinary share and one warrant to purchase 0.7 ordinary share, at a purchase price of $0.68 per unit, for net proceeds of approximately $19.2 million (the “Offering”). An aggregate of 31,624,923 ordinary shares and warrants to purchase an aggregate of 22,137,448 ordinary shares (the “Investor Warrants”) were agreed to be issued to the investors under the SPA. The Company will also issue a warrant to purchase 948,747 ordinary shares to the placement agent (the “Placement Agent Warrants”). The Investor Warrants and Placement Agent Warrants are initially exercisable at $1.00 per Ordinary Share and expire 3.0 years from the date of issuance. The fair value of the Investor Warrants and Placement Agent Warrants were $9,123,701, which was considered a direct cost of the sale of SPA and included in additional paid-in capital. The fair value has been estimated using the Black-Scholes pricing model with the following assumptions: market value of underlying share of $0.56, risk free rate of 0.55%; expected term of 3.0 years; exercise price of the warrants of $1.00, volatility of 140%; and expected future dividends of 0%.

The summary of warrant activity is as follows:

	Warrants Outstanding	Weighted Average Exercise Price	Average Remaining Contractual Life
June 30, 2020	5,327,274	$0.29	5.31
Granted	33,976,252	$1.07	3.48
Exercised	(13,657,274)	$0.38	-
June 30, 2021	25,646,252	$1.24	3.08
Granted	23,086,195	$1.00	3.00
December 31, 2021 (Unaudited)	48,732,447	$1.13	2.65

Note 13 – Commitments and contingencies

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Company’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate would have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.

Coronavirus (“COVID-19”)

In December 2019, a novel strain of coronavirus, or COVID-19, surfaced and it has spread rapidly to many parts of China and other parts of the world, including the United States. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities throughout the world.  Substantially all of the Company’s new revenue streams are concentrated online. Consequently, the Company’s does not believe the COVID-19 outbreak would materially adversely affect the Company’s business operations, financial condition and operating results for fiscal year ended June 30, 2023.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 14 – Concentrations of risk

Credit Risk

The Company is exposed to credit risk from its cash in banks and advances on performance obligations.

As of December 31, 2021 and June 30, 2021, approximately $7.2 million and $0 was deposit with a bank located in the US or Hong Kong subject to credit risk. In the US, the insurance coverage of each bank is USD $250,000. In Hong Kong, the insurance coverage of each bank is HKD 500,000 (approximately $64,000).

Prepayments and advances are subject to credit evaluation. An allowance will be made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Vendor Concentration Risk

For the six months ended December 31, 2021, one vendor accounted for 97% of the Company’s total purchases. For the six months ended December 31, 2020, three vendors accounted for 52%, 21% and 12% of the Company’s total purchases.

Note 15 – Subsequent events

Private Placement

On January 21, 2022, the Company and Hou Sing International Business Limited (“Hou Sing”) entered into a securities purchase agreement (the “SPA”), pursuant to which the Company agreed to issue and sell to Hou Sing an aggregate of 16,000,000 ordinary shares at a purchase price of $1.0 per share, for proceeds of $16,000,000.

Sale of Ordinary Shares and Warrants

On February 21, 2022, the Company and certain institutional investors entered into a SPA, pursuant to which the Company agreed to sell such institutional investors units with each unit consisting of one ordinary share and one warrant to purchase one ordinary share, at a purchase price of $0.4 per unit, for gross proceeds of approximately $10.0 million (the “Offering”) before deducting placement agent fees and other estimated offering expenses. An aggregate of 25,000,000 ordinary shares and warrants to purchase an aggregate of 25,000,000 ordinary shares (the “Investor Warrants”) were agreed to be issued to the investors under the SPA. The Offering closed on February 24, 2022.

The Investor Warrants are exercisable immediately upon the date of issuance and exercisable at $0.4 per share. The Investor Warrants will expire 60 months from the date of issuance. Each Investor Warrant is subject to anti-dilution provisions to reflect stock dividends and splits or other similar transactions. In the event that the Company grants, issues or sells any Purchase Rights, as defined in the Investor Warrants, holders of the Investor Warrants will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of ordinary shares acquirable upon complete exercise of the Investor Warrant immediately before the grant, issuance, or sale of the Purchase Rights.

The Company also entered into a placement agency agreement dated February 24, 2022 (the “Placement Agency Agreement”) with Maxim Group, LLC, as exclusive placement agent (the “Placement Agent”), pursuant to which the Placement Agent agreed to act as the placement agent in connection with the Offering. The Company agreed to pay the Placement Agent an aggregate fee equal to 6.5% of the gross proceeds raised in the Offering.

Conversion of Warrants into Ordinary Shares

On March 3, 2022, the Company’s warrants holders converted a total of 150,979 warrants into a total of 150,979 ordinary shares at a weighted exercise price of $0.21 per share for gross proceeds of approximately $31,000.

Ordinary Shares Issued for Services

On March 18, 2022, the Compensation Committee of the Board authorized the issuance to certain officers, directors and other employees an aggregate of 4,570,000 ordinary shares (the “Shares”), including 320,000 shares issued in connection with the prior services of the Company’s CEO, CFO and CAO, under the Company’s 2021 Equity Incentive Plan. Other than the CEO, CFO and CAO share with their respective services period, the remaining 4,250,000 shares are vesting immediately with no restrictions.

Establishment of a Subsidiary

On February 21, 2022, Color Metaverse, a private company limited by shares, was incorporated in Singapore and is wholly established and owned by the Company. As of the date of this report, Color Metaverse has not commenced operations.